Form 10-K405, Exhibit 13
period 1996-12-31
DURA AUTOMOTIVE SYSTEMS INC
filed 1997-03-27
CIK 1016177

     DURA AUTOMOTIVE SYSTEMS, INC.






[DURA LOGO]  THE GLOBAL PROVIDER OF DRIVER CONTROL SYSTEMS






                               1996 ANNUAL REPORT

          MISSION

Dura Automotive Systems, Inc., is a quality designer and producer of world-class control systems for the global automotive industry. Our products and services provide the customer with innovative solutions that exceed their expectations.

          VISION

Our vision is to grow into a global public presence with sales of $1 billion by the year 2000. Through empowerment of our employees operating in a team environment, we will provide state-of-the-art technology and differentiating system solutions, making us the clear choice for quality, value and affordability by our customers, while at the same time maximizing the return to all our company stakeholders.

          VALUES

We pledge to provide an atmosphere that allows all stakeholders in our company (customers, employees, suppliers, owners, community and environment) to achieve success and satisfaction. Our achievements will be accomplished through open communications and ethical practices, while striving for quality products and opportunities for our employees.

          POLICY

Through employee involvement and continuous improvement, Dura is committed to exceeding our customers' expectations for price, quality and delivery, while creating a clean, safe work environment.

          BUSINESS DESCRIPTION

The company's products include parking brake systems, automotive cables, latches, transmission shifter mechanisms and systems, and other mechanical assemblies. These products are sold to major North American original equipment manufacturers (OEMs), including Ford, General Motors and Chrysler, as well as foreign OEMs, such as Toyota. Customers of the company's foreign operations include Ford, VW, BMW, PSA (Peugeot) and various other OEMs.

Dura's team members total more than 3,200 and are located at the company's operating headquarters and technical center in Rochester Hills, Michigan, and at 20 other facilities in North and South America and Europe. Dura's corporate offices are in Minneapolis, Minnesota.

GLOBAL PRESENCE






MICHIGAN: EAST JORDAN,
          GLADWIN,
          GRAND HAVEN,
          MANCELONA,
          ROCHESTER HILLS,
          SPRING LAKE,
          WHITE CLOUD

INDIANA:  BROWNSTOWN,
          HARTFORD CITY

MISSOURI: BROOKFIELD,
          HANNIBAL,
          MOBERLY

MEXICO:   MATAMOROS


[PICTURE OF EARTH (GLOBE)]


FRANCE:   ST. DIE

GERMANY:  DAUN,
          DUSSELDORF,
          GEHREN

SPAIN:    BARCELONA

BRAZIL:   SAO PAULO

     DIRECTORS


S.A. (TONY) JOHNSON
Chairman
Dura Automotive Systems, Inc.

KARL F. STORRIE
President, Chief Executive Officer
Dura Automotive Systems, Inc.

NEIL C. ANDERSON
Senior Vice President of Finance
Orscheln Management Co.

ROBERT E. BROOKER, JR.
Former President, Chief Operating Officer
Connell Limited Partnership

W.H. CLEMENT
Vice Chairman
Hidden Creek Industries

J.K. (JACK) EDWARDS
Executive Vice President
Cummins Engine Co.

ROBERT R. HIBBS
Vice President
Dura Automotive Systems, Inc.

JAMES L. O'LOUGHLIN
Senior Vice President
Orscheln Management Co.

WILLIAM L. (BARRY) ORSCHELN
President
Orscheln Management Co.

ERIC J. ROSEN
Managing Director
Onex Investment Corp.

BARBARA A. WESTHUES
Senior Vice President
Orscheln Management Co.


     OFFICERS

S.A. (TONY) JOHNSON
Chairman

KARL F. STORRIE
President and Chief Executive Officer

DAVID R. BOVEE
Vice President, Chief Financial Officer
and Assistant Secretary

JOE A. BUBENZER
Senior Vice President

ROBERT R. HIBBS
Vice President

JOHN J. KNAPPENBERGER
Vice President

MILTON D. KNISS
Vice President

CRAIG L. LAMIMAN
Vice President

SCOTT D. RUED
Vice President

FINANCIAL HIGHLIGHTS


          (Dollars in thousands, except per share amounts)

                                                           YEAR ENDED         YEAR ENDED
                                                          DEC 31, 1996       DEC 31, 1995*           CHANGE
---------------------------------------------------------------------------------------------------------------------
          REVENUES                                            $245,329           $239,598              2.4%

          OPERATING INCOME                                      19,326             17,172             12.5%

          NET INCOME**                                          11,506              9,689             18.8%

          NET INCOME PER SHARE**                                  1.30               1.10             18.2%

          WORKING CAPITAL                                       27,528             13,392            105.6%

          LONG-TERM DEBT                                        77,376             46,639             65.9%

          STOCKHOLDERS' INVESTMENT                              87,367             27,683            215.6%

          RETURN ON ENDING
               STOCKHOLDERS' INVESTMENT**                        13.2%              35.0%                NA

          WEIGHTED AVERAGE NUMBER OF
               COMMON AND COMMON EQUIVALENT
               SHARES OUTSTANDING**                          8,821,000          8,784,000               .4%

          NUMBER OF EMPLOYEES                                    3,233              2,650             22.0%




'95* $240
'96 $245

[BAR CHART]

REVENUES
in millions


'95* $17
'96 $19

[BAR CHART]

OPERATING INCOME
in millions


'95* $10
'96 $12

[BAR CHART]

NET INCOME**
in millions


'95* $1.10
'96 $1.30

[BAR CHART]

NET INCOME PER SHARE**



PRO FORMA --
* GIVES EFFECT TO THE APRIL 1, 1995 SALE OF THE COMPANY'S WINDOW REGULATOR BUSINESS AS IF IT OCCURRED AT THE BEGINNING OF 1995.
** GIVES EFFECT TO THE INITIAL PUBLIC OFFERING AS IF IT HAD OCCURRED AT THE BEGINNING OF 1995.

"PREPARING FOR THE FUTURE"



TO OUR STOCKHOLDERS, TEAM MEMBERS AND STAKEHOLDERS

          Karl Storrie and Tony Johnson

               [PICTURE]

     We are pleased to introduce you to Dura Automotive Systems in this, our first annual report as a public company. It is an exciting time to be a part of the automotive industry which is currently going through considerable change. This period presents both sizable opportunities as well as challenges for a Tier One supplier, like Dura.

     In this report, we would like to share with you how we plan to insure that Dura develops as "The Global Provider of Driver Control Systems" and is chosen by its customers as their supplier of choice.

INTRODUCTION TO DURA

     Dura is a leading designer and manufacturer of highly engineered mechanical assemblies and integrated systems. We characterize our products as those the driver of the car interacts with to provide an actuation somewhere on the vehicle. Our products include parking brake systems, gear shifter systems, various hood and trunk releases, external mirror adjuster cables, latches, hinges and underbody tire carriers. The photos on page five of this report will give you a better feel for our products.

     Let's review briefly how we got to where we are today.

THE JOURNEY TO DATE

     Dura's roots go back to the 1940s when the company established itself as a technological leader in the supply of mechanical components to the automotive industry. The new Dura was created in 1990 with the acquisition of two underperforming businesses that held strong market positions but were in danger of losing preferred supplier status at their major customers. The first steps involved a turnaround initiative and a strategic refocusing, which resulted in a unified company with strong customer support. Dura was then ready to enter its growth phase.

     In 1994, we completed an acquisition that transformed Dura into one of two companies in the world capable of delivering systems that combine the control mechanism with the actuating cable. Recent acquisitions and internal growth position us with unique systems capability on a global basis.

     Through this period, one overriding initiative was replacing the old command and control management style with leadership teams that involve everyone in the company. Involving and utilizing the talents of all our people has brought the vitality and creativity required to accomplish our objectives to date. Moreover, we believe that this will fuel our ability to accomplish our growth strategy in the future.


OUR STRATEGY

     As we said earlier, significant changes are happening in the worldwide automotive industry that are resulting in a sweeping consolidation of the supply base. We believe surviving companies will be required to provide full service from initial design through the manufacturing process on a global basis. Dura's response has been to develop a strategy that is fairly simple and straightforward -- and we believe effective. (Some of you may recognize it).
It is:

 - To continuously grow our market position as a leading systems supplier through internal growth and new program awards. We expect to do this by constantly exceeding our customers' expectations. (We think the achievement of this goal will go a long ways toward making us our customers' supplier of choice.)

 -   To make strategic acquisitions that:

     -Add new product technologies,
     -Add new processing technologies and methods, -Add new customers,
     -Add new leadership and people strengths, and -Expand our geographic presence.

          When all is said and done, we believe if we effectively execute our strategy, we will continue to enhance our value to our customers and to our stockholders.

1996 IN REVIEW

     In all facets of our business, 1996 was a good year! The financial return targets that we had internally developed were exceeded, in spite of labor issues at a major customer that caused shutdowns in the first and fourth quarters.
We were awarded several major new programs that will go into production in 1998-2000. Of greater significance, many of these programs were from a customer who had given up on the old Dura. We are both pleased and proud that through hard work and solid technology advances, we were able to win our way back.

     In addition, we made three strategically important acquisitions. It might be helpful to match these acquisitions against our criteria.

  1. Rockwell Parking Brakes -- France

  -  A new patented product
  -  A new customer (the French automakers)
  -  An experienced French team
  -  A European manufacturing location
  Four out of five.

  2. KPI Division of Sparton Corporation -- North America

  - A significantly expanded product line -- gear shifters, which combined with Dura's existing presence, positions us as one of the two largest suppliers in our segment in North America
  -  Adds a patented new product -- tire carrier systems
  -  Significantly expands our business at our largest customer
  -  Adds strong leadership and technical skills to our team
  Again, four out of five.

  3. VOFA Group -- Germany and Spain (acquisition closed on January 10, 1997)
  - A new product -- push pull cables used for gear shift systems, solidifying our systems capabilities in Europe
  - New processing techniques for light duty cables that are used in a variety of applications
  - Adds almost all European car producers as our customers, thus positioning us for future expansion with them
  -  Adds experienced European management to the Dura leadership team
  -  Adds production capability in Germany and Spain
  Five for five.

     And, last but not least, each of these acquisitions is expected to be additive to earnings in the first year.

     Combining these three acquisitions with Dura's base of business takes us well over $400 million in revenues. Assuming some additional acquisitions and our current booked internal growth, we are well on the way to achieving our growth targets through the year 2000.

     In addition, all of Dura became ISO certified in 1996. So, maybe 1996 was a great year.

OUR VIEW OF THE FUTURE

     The changes in our industry, earlier described as both opportunities and challenges, will continue. The consolidation of suppliers that began in the United States has spread worldwide. Customers are carefully picking those suppliers, choosing those that they believe can support their plans on a global basis. We believe Dura has positioned itself to capture the opportunities present. And, while there will be plenty of challenges, we think of these as disguised opportunities. With this attitude, a dedicated leadership team and workforce (who, by the way, are themselves significant stockholders in the company), and continued hard work, we believe we can be "The Full Service Global Supplier of Choice" in our segment of the vehicle. We also strongly believe that achieving this will continue to create value for all who are associated with us.

     Thanks for your attention and interest.



/s/ Karl Storrie                    /s/ Tony Johnson

Karl Storrie                            Tony Johnson
President and                               Chairman
Chief Executive Officer

PRODUCT OVERVIEW


FOOT-OPERATED
PARKING BRAKE
AND CABLE

[PICTURE]

AUTOMATIC
TRANSMISSION
SHIFTER
AND CABLE

[PICTURE]

HOOD LATCH
AND CABLE

[PICTURE]

HAND-OPERATED
PARKING BRAKE
AND CABLE

[PICTURE]

LICENSE PLATE
HOUSING
ASSEMBLY

[PICTURE]

TIRE CARRIER
AND CABLE

[PICTURE]

BRAKE PEDAL SYSTEM

[PICTURE]

REVENUES BY PRODUCT CATEGORY          1996                1997 EST.
--------------------------------------------------------------------------------
PARKING BRAKES 39%

PARKING BRAKES 26%

CABLE ASSEMBLIES 39%

BRAKE CABLES 23%

LATCHES 12%

LIGHT DUTY CABLES 15%

OTHER BODY HARDWARE 6%

TRANSMISSION SHIFTERS 13%


[PIE CHARTS]


TRANSMISSION SHIFTERS 4%

SHIFTER CABLES 6%

LATCHES 5%

TIRE CARRIERS 4%

PEDALS 3%

OTHER 5%


OEMs increasingly seek suppliers capable of manufacturing complete vehicle systems, reducing costs associated with the design and integration of different
components and improving quality.   Dura is capitalizing on this trend.  For
example, Dura is the only North American supplier with the capability to design, manufacture and assemble complete parking brake systems for customers.

     Dura works with OEMs throughout the product development process, from concept to prototype development, through the design and implementation of the manufacturing process. This entire process can take two to five years.

     Mechanical assemblies typically consist of five to 50 individual components, which are assembled to form an integrated mechanism. Cables, manufactured using a variety of processes, including injection molding, extrusion, wire flattening, spring making and zinc diecasting, are attached to the mechanism to create the mechanism-cable system.

THE GLOBAL PROVIDER OF DRIVER CONTROL SYSTEMS

[LOGO]    AT DURA, OUR DESIGN AND technology resources and manufacturing capacities are directed toward one goal: to make Dura the global provider of driver control systems which actuate parking brakes, floor-mounted shifters, hood and liftgate latches, underbody tire carriers and many other mechanisms on a vehicle. As vehicle manufacturers establish operations worldwide, they are challenging suppliers to not only meet tough quality and cost standards, but to deliver components and systems on time to their assembly plants around the world.

BUILDING BLOCKS FOR GROWTH

     Consolidation in the automotive supplier industry is a natural outgrowth of fewer suppliers having the ability to meet our customers' demanding requirements. As an established leader in driver control systems, Dura is committed to growing with its customers and building on four competitive advantages:

 - Expanding already broad capabilities, encompassing advanced product design and engineering services, as well as manufacturing and assembling technologies;
 - Building on a solid customer base. For example, Dura is the only Full Service Supplier of parking brake systems to Ford and the largest supplier of such systems to GM.
 - A proven ability to consolidate and absorb acquired companies. Since 1994, Dura has effectively combined the operations of five separate businesses.
 - Expanding global coverage. During 1996, Dura has deepened its presence in Europe and South America and continues to explore locations elsewhere in the world important to our customers.

TEAM-BASED LEADERSHIP

     To achieve our ambitious targets, we foster team-based leadership throughout the organization. Dura's six-member leadership team sets one- and five-year goals for the overall company direction. Directors and other key managers working with Dura's extended leadership team take these goals and develop supportive objectives. The extra-extended leadership team, comprising more than 50 corporate and plant leaders from across the company, develop specific work plans. Teams from various plant locations meet regularly to determine action steps. In addition, employee meetings are held frequently at all locations to review progress.

     In the following pages, we proudly feature three teams as examples of how Dura's team-based leadership works to meet our company goals and the challenges of our industry.

     Our INTERNATIONAL BUSINESS DEVELOPMENT TEAM has acted quickly, completing acquisitions in Europe and South America to assure our customers that we can provide mechanical systems wherever needed. In addition, our customers expect their suppliers, including Dura, to reduce costs every year. The COST REDUCTION TEAM reviews and encourages initiatives across the whole company; at Dura, everyone does things every day to cut expenses. The EXTRA MILER TEAM recognizes employees who have "gone the extra mile" and won the praise of their peers for making Dura a better place to work, more efficient and a better service provider.

OUR INTERNATIONAL BUSINESS DEVELOPMENT TEAM INCLUDES SENIOR MANAGERS WITH BROAD EXPERIENCE, WHO ARE CAPABLE OF THOROUGHLY ASSESSING A POTENTIAL ACQUISITION -- FROM FINANCIALS TO MANAGEMENT TO THE PLANT FLOOR. WE BEGIN WITH A LIST OF ACQUISITION CANDIDATES THAT ARE WELL REGARDED BY OUR CUSTOMERS. THEN, WE EVALUATE EACH OF THEIR PLANTS USING FIVE CLEAR CRITERIA: MANAGEMENT STRENGTH, GEOGRAPHICALLY STRATEGIC LOCATION, A CUSTOMER BASE THAT BROADENS OUR OWN, PRODUCTS THAT EXPAND OUR CURRENT LINES AND TECHNOLOGY THAT COMPLEMENTS DURA'S EXISTING CAPABILITIES. WHEN WE FIND A STRONG PROSPECT, WE EXPAND THE REVIEW PROCESS TO OBTAIN INPUT FROM MANY OF THE TOP DURA MANAGERS. WE TAKE THE TIME TO GET TO KNOW THE OWNERS AND EARN THEIR TRUST, AND WE ARE WILLING TO WORK TOWARD
A MUTUALLY BENEFICIAL AGREEMENT. SINCE MID-1995, WE HAVE COMPLETED ACQUISITIONS INVOLVING FIVE PLANTS IN FRANCE, GERMANY AND SPAIN, AS WELL AS TAKING A MINORITY INTEREST IN A BRAZILIAN PLANT. WE ARE PROUD OF THESE NEW DURA FACILITIES AND THEIR ABILITY TO MEET OUR CUSTOMERS' NEEDS.

INTERNATIONAL BUSINESS DEVELOPMENT TEAM

William Febbo, manager-business development and international accounts, and Klaus Vorbruggen, VOFA president and chief executive officer, played critical roles in the VOFA acquisition.


[PICTURE]


EXPAND INTERNATIONALLY TO MEET CUSTOMER DEMANDS OVERSEAS

ACHIEVE COST SAVINGS EXCEEDING THREE PERCENT OF REVENUES

  Daniel Zoulek was part of a brake assembly team that found $71,000 in annual cost savings, by reconfiguring the work cell, reducing the number of operators and cutting floor space.


[PICTURE]


COST REDUCTION TEAM

THE COST REDUCTION TEAM, COMPRISING DIRECTORS OF PURCHASING, SALES AND ENGINEERING, AND BRAKE AND CABLE OPERATIONS, COORDINATES A PROGRAM THAT INVOLVES EVERY EMPLOYEE AND OUR SUPPLY PARTNERS. WE LOOK AT EVERY NICKEL AND DIME. WHAT HAVE WE ACCOMPLISHED? ON A LARGE SCALE, DURA PLANTS HAVE ADOPTED CELLULAR MANUFACTURING OPERATIONS TO REDUCE INVENTORY COSTS AND IMPROVE PRODUCTIVITY. WE HAVE DEVELOPED MORE EFFICIENT ASSEMBLY PROCESSES AND COST-SAVING DESIGN CHANGES. IN ADDITION, WE'VE MET WITH SUPPLIERS TO DISCUSS COST ISSUES AND ENLIST THEIR HELP. AND MANY OF OUR SUPPLIERS HAVE PROPOSED CHANGES. FOR ALL OF 1996, DURA EXCEEDED OUR COST REDUCTION GOALS BY 30 PERCENT. AND WE ACCOMPLISHED THIS WITHOUT A REDUCTION IN CUSTOMER SERVICE OR PRODUCT QUALITY. IN FACT, DURA BECAME QS9000 CERTIFIED, THE CURRENT QUALITY STANDARD IN THE AUTOMOTIVE INDUSTRY, FOR ALL OF ITS U. S. FACILITIES IN 1996.

IN MID-1995, FOUR DURA FACILITIES IN MISSOURI FORMED A SERIES OF TEAMS TO INCREASE EMPLOYEE INVOLVEMENT IN PLANT OPERATIONS, ATTRACT QUALIFIED EMPLOYEES AND IMPROVE PRODUCTIVITY. ALL-PLANT MEETINGS SHARED DURA'S MISSION AND VALUES, AND STRESSED THAT EACH EMPLOYEE MAKES A DIFFERENCE. EMPLOYEES VOLUNTEERED TO SERVE ON QUALITY, SAFETY, CELLULAR MANUFACTURING AND TRAINING TEAMS. NOW, PEERS TEACH PEERS, TEAMS WRITE PLANT POLICY, AND EMPLOYEES HAVE A NEW SENSE OF OWNERSHIP IN DURA. THE EMPLOYEE MOTIVATION TEAM RECOGNIZES INDIVIDUALS WHO HAVE GONE THE EXTRA MILE WITH THE "EXTRA MILER" AWARD - A SOURCE OF ENORMOUS PRIDE AND RESPECT. SINCE THE LAUNCH OF THE TEAM PROGRAM, EMPLOYEE TURNOVER HAS DROPPED BY 50 PERCENT AND BETTER QUALIFIED CANDIDATES ARE APPLYING FOR POSITIONS. IN ADDITION, THE CABLE OPERATIONS HAVE SEEN SIGNIFICANT IMPROVEMENTS IN SCRAP, QUALITY AND PRODUCTIVITY RATINGS THAT ARE ENHANCING CUSTOMER RELATIONSHIPS AND HAVE BEEN RECOGNIZED THROUGH THE EXTRA MILER PROGRAM.

EXTRA MILER TEAM

BE THE EMPLOYER OF CHOICE

Valerie Mosley and Joe Adcock of the Hannibal South Plant, Hannibal, Missouri, have both been recognized with the "Extra Miler" award.

SELECTED CONSOLIDATED FINANCIAL DATA

     (Dollars in thousands, except per share amounts)

                                                                                   YEAR ENDED DEC. 31,
                                                             1996           1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------
     Income Statement Data:
     Revenues. . . . . . . . . . . . . . . . . . .      $ 245,329      $ 253,726      $ 189,675      $ 129,328      $ 125,412
     Cost of sales . . . . . . . . . . . . . . . .        208,939        220,274        170,748        116,961        115,045
     Selling, general and
       administrative expenses . . . . . . . . . .         16,028         14,798         10,362          8,293          7,036
     Amortization expense. . . . . . . . . . . . .          1,036          1,094            690            487            507
     Operating income. . . . . . . . . . . . . . .         19,326         17,560          7,875          3,587          2,824
     Interest expense. . . . . . . . . . . . . . .          2,589          4,822          3,473          1,533          1,268
     Other (income) expense. . . . . . . . . . . .              -        (4,240)              -              -            500
     Provision for income taxes. . . . . . . . . .          6,609          6,852          1,822            936            641

     Net income. . . . . . . . . . . . . . . . . .         10,128         10,126          2,580          1,118            415
                                                        ----------------------------------------------------------------------
     Net income per share. . . . . . . . . . . . .      $    1.57      $    2.03      $     .75

                                                                                                     DEC. 31,        DEC. 31,
                                                                                                          1996           1995
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $   27,528     $   13,392
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               246,129        140,531
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                77,376         46,639
Stockholders' investment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                87,367         27,683




MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

   REVENUES

   Revenues for 1996 decreased by $8.4 million, or 3.3 percent, to $245.3 million from $253.7 million for 1995. The decrease was due to the divestiture of the window regulator business to Rockwell International Corporation in April 1995, which represented a decrease of approximately $14.1 million, and the effects of the 1996 General Motors strikes, which adversely impacted the Company's operations by approximately $4.5 million. These decreases were offset by incremental new business, including the benefits of the Chrysler mini-van tailgate latch replacement program, and the effects of the December 1996 acquisition of KPI Automotive Group (KPI).

   COST OF SALES

   Cost of sales for 1996 decreased by $11.4 million, or 5.2 percent, to $208.9 million from $220.3 million in 1995. As a percentage of revenues, cost of sales decreased to 85.2 percent for 1996 from 86.8 percent for 1995, resulting in an improved gross margin of 14.8 percent from 13.2 percent in the preceding year. The improvement in gross margin is a result of (i) the divestiture of the window regulator business, which had lower margins, (ii) the Company's cost reduction efforts, which included the implementation of more flexible cellular manufacturing methods,
(iii) the closing of an underutilized facility, and (iv) improved margins on various replacement business as a result of the Company's advanced engineering process.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses increased by $1.2 million, or
8.1 percent, to $16.0 million for 1996 from $14.8 million for 1995. The increased expenses were primarily a result of costs incurred as a result of providing a greater level of design and engineering services to the Company's customers. As a percentage of revenues, selling, general and administrative expenses increased to 6.5 percent for 1996 from 5.9 percent for 1995, primarily as a result of the increased costs incurred in providing a greater level of design and engineering services to customers and the increased expenses related to the KPI acquisition.

   INTEREST EXPENSE

   Interest expense for 1996 decreased by $2.2 million, or 45.8 percent, to $2.6 million from $4.8 million for 1995. The decrease was primarily due to the repayment of debt with the net proceeds from the sale of the window regulator business in April 1995 and the 1996 initial public offering of 3,795,000 shares of Class A common stock.

   INCOME TAXES

   The effective income tax rate for 1996 was 39.5 percent compared to 40.4 percent for 1995. The effective rates were higher than federal statutory rates primarily as a result of state income taxes and nondeductible goodwill amortization.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

   REVENUES

   Revenues for 1995 increased by $64.0 million, or 33.8 percent, to $253.7 million from $189.7 million for 1994. This increase was primarily due to the full year impact of the August 1994 acquisition of the brake and cable business of Alkin Co. (Alkin), which added approximately $100 million of revenues in 1995, and the addition of approximately $12 million of incremental new business relating to the liftgate and hood latches for the Ford Taurus/Sable, parking brakes for the Toyota Avalon and the tailgate latch replacement program for the Chrysler mini-van, all of which began production in the fourth quarter of 1994 or early 1995. This was partially offset by the April 1995 divestiture of the window regulator business, which had accounted for $62.1 million of revenues in 1994 compared to $14.1 million in 1995.

   COST OF SALES

   Cost of sales for 1995 increased by $49.6 million, or 29.0 percent, to $220.3 million from $170.7 million for 1994. As a percentage of revenues, cost of sales decreased to 86.8 percent for 1995 from 90.0 percent for 1994, resulting in an improved gross margin of 13.2 percent from 10.0 percent in the preceding year. The improvement in gross margin was the result of (i) the divestiture of the window regulator business, which generated lower margins, (ii) the synergies resulting from consolidation of Alkin within the Company, (iii) the integration of the Company's business, which included relocating production activities and the closing of certain facilities, and (iv) the Company's efforts to improve its production processes, including the implementation of more flexible cellular manufacturing techniques. These improvements were partially offset by launch costs associated with new liftgate and hood latch business on the redesigned 1996 model year Ford Taurus/Sable and the tailgate latch replacement for the Chrysler mini-van.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses increased by $4.4 million, or
42.8 percent, to $14.8 million for 1995 from $10.4 million for 1994. The increased expenses were the result of the full year impact of the acquisition of Alkin, as well as costs incurred in providing a greater level of design and engineering services to the Company's customers. As a percentage of revenues, selling, general and administrative expenses increased to 5.9 percent for 1995 from 5.4 percent for 1994, primarily a result of the increased costs incurred in providing a greater level of design and engineering services to customers. The increases were partially offset by reduced costs as a result of the sale of the window regulator business.

   INTEREST EXPENSE

   Interest expense for 1995 increased by $1.3 million, or 38.8 percent, to $4.8 million from $3.5 million for 1994. The increase was the result of increased borrowings in the fourth quarter of 1994 as a result of the acquisition of Alkin. Partially offsetting this increase was a reduction from the repayment of borrowings upon the sale of the window regulator business in April 1995.

   OTHER INCOME

   Other income of $4.2 million for 1995 represents the pretax gain on the sale of the window regulator business. The Company received cash proceeds of $18.0 million from the sale, which were used to reduce outstanding indebtedness.

   INCOME TAXES

   The effective income tax rate for 1995 was 40.4 percent compared to 41.4 percent for 1994. The decrease is due principally to the lower percentage impact of permanent differences on pretax income. The effective rates were higher than federal statutory rates primarily as a result of state income taxes and nondeductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

On August 31, 1994, the Company completed the acquisition of Alkin for (i) 2,206,890 shares of Class B common stock, (ii) an option to purchase up to an additional 14,420 shares of Class B common stock at an exercise price of $1.45 per share and (iii) cash consideration, net of assumed indebtedness, of approximately $40 million. In addition to borrowings under its revolving credit facility, the Company financed a portion of the acquisition of Alkin by borrowing $4.0 million from certain stockholders of the Company, including Onex ($1.8 million), J2R ($0.2 million) and Alkin ($2.0 million).

   On April 2, 1995, the Company completed the sale of the window regulator business to Rockwell International Corporation for net cash consideration of $18.0 million, resulting in a pretax gain of $4.2 million.

   On August 14, 1996, the Company completed an initial public offering of 3,795,000 shares of its Class A common stock at a price of $14.50 per share. The Company realized net proceeds of approximately $50 million from this offering.

   In August 1996, the Company formed a joint venture with another automotive supplier to participate equally in the acquisition of a 26 percent interest in Pollone, S.A., a manufacturer of automotive components and mechanical assemblies headquartered in Sao Paulo, Brazil, for $5 million. The Company has accounted for its portion of this investment using the cost method of accounting.

   In October 1996, the Company acquired the parking brake business of Rockwell Light Vehicle Systems France S.A. The aggregate purchase price was approximately $3.75 million. The parking brake business is operated from a facility in St. Die, France.

   In December 1996, the Company acquired all of the outstanding common stock of KPI from Sparton Corporation for approximately $78.8 million in cash. KPI manufactures shifter systems, parking brake mechanisms, brake pedals, underbody spare tire carriers and airbag components for the North American automotive industry from facilities in Indiana and Michigan. The acquisition was financed with proceeds from borrowings under the Company's revolving credit facility.

   On January 10, 1997, the Company acquired all of the outstanding common stock of the VOFA Group (VOFA) for approximately $38 million in cash and assumed indebtedness. The Company will also make additional payments of up to approximately $6 million if certain operating targets are achieved by VOFA in the first three years following the acquisition. VOFA manufactures shifter cables, brake cables and other light duty cables for the European automotive and industrial markets from facilities in Dusseldorf, Gehren and Daun, Germany and Barcelona, Spain.

   The Company's principal source of funds has been, and is anticipated to continue to be, its cash flows from operations. During 1996, the Company generated $19.5 million from operations before the effects of changes in working capital compared to $16.5 million in 1995. The cash generated from operations combined with net proceeds of approximately $50 million from the Offering and borrowings under the Company's bank credit agreement were used to fund capital expenditures of $6.3 million and to finance the acquisitions referred to above.

   The Company estimates that it will fund approximately $15 million in capital expenditures in 1997. These capital expenditures will be used primarily for the purchase of machinery and equipment to support new business awards, as well as to finance continued cost reduction efforts.

   The Company believes that funds available under its bank credit agreement, together with funds generated by the Company's operations, will provide the Company with sufficient liquidity and capital resources for working capital, capital expenditures and other needs. However, any significant acquisitions may require additional debt or equity financing. The Company believes additional financing will be available from bank lenders, through the issuance of public or private debt securities or through the additional public offerings of equity securities.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

The Company typically experiences decreased revenues and operating income during the third calendar quarter of each year due to production shutdowns at the automotive manufacturers for model changeovers and vacations.

EFFECTS OF INFLATION

Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has had an effect on the Company's business over the past 18 months due to rising labor costs and raw material costs, primarily steel, although at a rate below the producer price index. Although certain of the Company's customer contracts provide that increases in the Company's cost of raw materials in certain circumstances may be passed through to its customers, prevailing industry practices have not allowed the Company to pass such costs on to its customers.

CONSOLIDATED BALANCE SHEETS

     (in thousands, except share amounts)

                                                                                         DEC. 31, 1996           DEC. 31, 1995
--------------------------------------------------------------------------------------------------------------------------------
     ASSETS
     CURRENT ASSETS:
     Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . .         $   1,667               $   1,732
     Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            49,490                  34,990
     Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            18,093                  11,916
     Other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14,678                  10,352
                                                                                             ---------------------------------
          Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . .            83,928                  58,990
                                                                                             ---------------------------------

     PROPERTY, PLANT AND EQUIPMENT:
     Land and buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            16,926                   9,333
     Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . .            42,800                  34,889
     Construction in progress. . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,811                   2,731
     Less-accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . .           (15,190)                (10,246)
                                                                                             ---------------------------------
          Net property, plant and equipment. . . . . . . . . . . . . . . . . . . . .            47,347                  36,707
                                                                                             ---------------------------------

     Other Assets:
     Goodwill. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           106,300                  42,388
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            12,815                   5,671
     Less-accumulated amortization . . . . . . . . . . . . . . . . . . . . . . . . .            (4,261)                 (3,225)
                                                                                             ---------------------------------
          Total other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .           114,854                  44,834
                                                                                             ---------------------------------
                                                                                             $ 246,129               $ 140,531
                                                                                             ---------------------------------
--------------------------------------------------------------------------------------------------------------------------------
     LIABILITIES AND STOCKHOLDERS' INVESTMENT
     CURRENT LIABILITIES:
     Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  30,230               $  24,865
     Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            26,090                  15,596
     Current maturities of long-term debt. . . . . . . . . . . . . . . . . . . . . .                80                   5,137
                                                                                             ---------------------------------
          Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . .            56,400                  45,598

     LONG-TERM DEBT, NET OF CURRENT MATURITIES . . . . . . . . . . . . . . . . . . .            77,376                  46,639
     OTHER NONCURRENT LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . .            24,986                  20,611

                                                                                             ---------------------------------
     COMMITMENTS AND CONTINGENCIES (NOTES 3, 9, 10 AND 11)
     STOCKHOLDERS' INVESTMENT:
     Preferred stock, par value $1; 5,000,000 shares authorized; none issued
          or outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 -                       -
     Common stock, Class A; par value $.01; 30,000,000 shares authorized;
          3,795,000 and 0 shares issued and outstanding. . . . . . . . . . . . . . .                38                       -
     Common stock, Class B; par value $.01; 10,000,000 shares authorized;
          4,998,254 and 5,007,307 shares issued and outstanding. . . . . . . . . . .                50                      50
     Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . .            63,061                  13,563
     Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            24,386                  14,258
     Common stock subscriptions receivable . . . . . . . . . . . . . . . . . . . . .              (168)                   (188)
                                                                                             ---------------------------------
          Total stockholders' investment . . . . . . . . . . . . . . . . . . . . . .            87,367                  27,683
                                                                                             ---------------------------------
                                                                                             $ 246,129               $ 140,531
                                                                                             ---------------------------------
--------------------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

     (in thousands, except per share amounts)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 1996           1995           1994
--------------------------------------------------------------------------------------------------------------------
     Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  245,329     $  253,726     $  189,675
     Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . .        208,939        220,274        170,748
                                                                           -----------------------------------------
          Gross profit . . . . . . . . . . . . . . . . . . . . . . . .         36,390         33,452         18,927
     Selling, general and administrative expenses. . . . . . . . . . .         16,028         14,798         10,362
     Amortization expense. . . . . . . . . . . . . . . . . . . . . . .          1,036          1,094            690
                                                                           -----------------------------------------
          Operating income . . . . . . . . . . . . . . . . . . . . . .         19,326         17,560          7,875
     Interest expense. . . . . . . . . . . . . . . . . . . . . . . . .          2,589          4,822          3,473
     Gain on sale of window regulator business . . . . . . . . . . . .             --          4,240             --
                                                                           -----------------------------------------
          Income before income taxes . . . . . . . . . . . . . . . . .         16,737         16,978          4,402
     Provision for income taxes. . . . . . . . . . . . . . . . . . . .          6,609          6,852          1,822
                                                                           -----------------------------------------
          Net income . . . . . . . . . . . . . . . . . . . . . . . . .     $   10,128     $   10,126     $    2,580
                                                                           -----------------------------------------
          Net income per common and common
               equivalent share. . . . . . . . . . . . . . . . . . . .     $     1.57     $     2.03     $      .75
                                                                           -----------------------------------------
          Weighted average common and common
               equivalent shares outstanding . . . . . . . . . . . . .          6,462          4,989          3,431
                                                                           -----------------------------------------
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.







CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

     (in thousands, except share amounts)


                                                      COMMON STOCK
                                        ------------------------------------------                                   COMMON
                                             CLASS A                 CLASS B         ADDITIONAL                       STOCK
                                        ------------------     ------------------     PAID-IN        RETAINED     SUBSCRIPTIONS
                                         SHARES    AMOUNT        SHARES    AMOUNT     CAPITAL        EARNINGS      RECEIVABLE
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993 . . . . . .          -     $-       2,700,206     $27       $ 2,893        $ 1,552            $(103)
Repurchase of common
   stock, net. . . . . . . . . . . . .          -      -          (2,910)      -            (3)             -              (28)
Issuance of common stock
   for acquisition . . . . . . . . . .          -      -       2,206,890      22        10,478              -                -
Net income . . . . . . . . . . . . . .          -      -               -       -             -          2,580                -
                                        ----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994 . . . . . .          -      -       4,904,186      49        13,368          4,132             (131)
Repurchase of common
   stock, net. . . . . . . . . . . . .          -      -         (46,204)      -          (155)             -               19
Issuance of common stock . . . . . . .          -      -         149,325       1           350              -              (76)
Net income . . . . . . . . . . . . . .          -      -               -       -             -         10,126                -
                                        ----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995 . . . . . .          -      -       5,007,307      50        13,563         14,258             (188)
Initial public offering of
   common stock, net . . . . . . . . .  3,795,000     38               -       -        49,537              -                -
Repurchase of common
   stock, net. . . . . . . . . . . . .          -      -          (9,053)      -           (39)             -               20

Net income . . . . . . . . . . . . . .          -      -               -       -             -         10,128                -
                                        ----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996 . . . . . .  3,795,000    $38       4,998,254     $50       $63,061        $24,386            $(168)
                                        ----------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 1996           1995           1994
--------------------------------------------------------------------------------------------------------------------
     OPERATING ACTIVITIES:
     Net income    . . . . . . . . . . . . . . . . . . . . . . . . . .    $    10,128    $    10,126     $    2,580
     Adjustments required to reconcile net income to net
       cash provided by (used in) operating activities-
          Depreciation and amortization. . . . . . . . . . . . . . . .          6,079          5,578          3,725
          Deferred income tax provision. . . . . . . . . . . . . . . .          3,331          5,067          1,507
          Gain on sale of window regulator business. . . . . . . . . .              -         (4,240)             -
          Change in other operating items:
               Accounts receivable . . . . . . . . . . . . . . . . . .         (2,248)        11,772         (6,997)
               Inventories . . . . . . . . . . . . . . . . . . . . . .            458          2,167          1,821
               Other current assets. . . . . . . . . . . . . . . . . .          3,038         (1,405)        (3,261)
               Accounts payable. . . . . . . . . . . . . . . . . . . .           (859)        (2,656)        (6,813)
               Accrued liabilities and other . . . . . . . . . . . . .           (135)       (13,271)         1,282
                                                                          ------------------------------------------
               Net cash provided by (used in)
               operating activities. . . . . . . . . . . . . . . . . .         19,792         13,138         (6,156)
                                                                          ------------------------------------------

     INVESTING ACTIVITIES:
     Capital expenditures, net . . . . . . . . . . . . . . . . . . . .         (6,260)        (6,116)        (5,406)
     Acquisitions, net . . . . . . . . . . . . . . . . . . . . . . . .        (83,850)             -        (39,428)
     Sale of window regulator business, net. . . . . . . . . . . . . .              -         18,006              -
     Other, net    . . . . . . . . . . . . . . . . . . . . . . . . . .         (4,983)          (462)        (2,044)
                                                                          ------------------------------------------
               Net cash provided by (used in)
               investing activities. . . . . . . . . . . . . . . . . .        (95,093)        11,428        (46,878)
                                                                          ------------------------------------------

     FINANCING ACTIVITIES:
     Borrowings under revolving credit facility. . . . . . . . . . . .        145,500         95,500         91,625
     Repayments of revolving credit facility . . . . . . . . . . . . .        (68,500)      (105,750)       (83,550)
     Proceeds from issuance of debt. . . . . . . . . . . . . . . . . .              -              -         66,500
     Repayments of debt. . . . . . . . . . . . . . . . . . . . . . . .        (51,320)       (12,740)       (22,660)
     Stock offering proceeds, net. . . . . . . . . . . . . . . . . . .         49,575              -              -
     Sale (repurchase) of common stock, net. . . . . . . . . . . . . .            (19)           139             (3)
     Proceeds from notes payable to stockholders . . . . . . . . . . .              -              -          1,125
                                                                          ------------------------------------------
               Net cash provided by (used in)
               financing activities. . . . . . . . . . . . . . . . . .         75,236        (22,851)        53,037
                                                                          ------------------------------------------

     NET CHANGE IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . . .            (65)         1,715              3
     CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD. . . . . . . . . .          1,732             17             14
                                                                          ------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF PERIOD. . . . . . . . . . . . .    $     1,667    $     1,732     $       17
                                                                          ------------------------------------------
                                                                          ------------------------------------------

     SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for-
          Interest . . . . . . . . . . . . . . . . . . . . . . . . . .    $     3,195    $     4,822     $    2,781
                                                                          ------------------------------------------
          Income taxes . . . . . . . . . . . . . . . . . . . . . . . .    $     2,087    $     2,285     $      145
                                                                          ------------------------------------------
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND BASIS OF PRESENTATION:

     Dura Automotive Systems, Inc. (the Company) and subsidiaries design and manufacture mechanical assembly systems, components, hardware and cables for use in the automotive industry and have manufacturing facilities located in Indiana, Michigan, Missouri, Mexico and France. As discussed in Note 11, in January 1997, the Company completed an acquisition which adds production facilities in Germany and Spain.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     FISCAL YEAR:

     The Company reports its operating results based on a 52/53-week fiscal year. For presentation purposes, the Company uses December 31 as the fiscal year end.

     CASH EQUIVALENTS:

     Cash equivalents consist of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

INVENTORIES:

     Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

     Inventories consisted of the following (in thousands):

                                               Dec. 31, 1996      Dec. 31, 1995
Raw materials. . . . . . . . . . . . . . . .      $    9,384         $    5,841
Work in process. . . . . . . . . . . . . . .           4,767              3,883

Finished goods . . . . . . . . . . . . . . .           3,942              2,192
                                                  -----------------------------
                                                  $   18,093         $   11,916
                                                  -----------------------------
                                                  -----------------------------

     OTHER CURRENT ASSETS:

     Other current assets consisted of the following (in thousands):

                                               Dec. 31, 1996      Dec. 31, 1995
Excess of cost over billings on
   uncompleted tooling projects. . . . . . .      $    7,541         $    8,653
Deferred income taxes. . . . . . . . . . . .           6,067                  -
Prepaid expenses . . . . . . . . . . . . . .           1,070              1,699
                                                  -----------------------------
                                                   $  14,678          $  10,352
                                                  -----------------------------
                                                  -----------------------------

     Excess of cost over billings on uncompleted tooling projects represents costs incurred by the Company in production of customer-owned tooling to be used by the Company in the manufacture of its products. The Company receives a specific purchase order for this tooling and is reimbursed by the customer within one operating cycle.

Costs are deferred until reimbursed by the customer. Forecasted losses on incomplete projects are recognized currently.

     PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the following estimated useful lives:

Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 years
Machinery and equipment. . . . . . . . . . . . . . . . . . . . . .3 to 20 years

     Accelerated depreciation methods are used for tax reporting purposes.

     Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts and any residual values are charged or credited to income.

     OTHER ASSETS:

     Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 40 years. Other assets principally consist of transaction costs, representing costs incurred related to the acquisitions and are being amortized over five to seven years.

     The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill, the Company would recognize an impairment loss.

     Certain tooling and design costs related to previously proven product designs are reimbursed by the Company's customers as the related product is sold through an incremental increase in each product's unit selling price. Such costs are capitalized and amortized based upon the unit of production method over the life of the related tool. Amounts capitalized and included in other assets were $2,948,000 at December 31, 1996 and $2,437,000 at December 31, 1995.
If the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be reimbursed by the customer, a loss is recognized currently. Research and development and start-up costs, which are not material, are expensed as incurred.

     ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                               Dec. 31, 1996      Dec. 31, 1995
Compensation and benefits. . . . . . . . . .      $    9,663         $    4,256
Medical insurance. . . . . . . . . . . . . .           5,641              4,016
Product warranty . . . . . . . . . . . . . .           1,929              1,125
Interest . . . . . . . . . . . . . . . . . .             361                763

Other. . . . . . . . . . . . . . . . . . . .           8,496              5,436
                                                   ----------------------------
                                                   $  26,090         $   15,596
                                                   ----------------------------
                                                   ----------------------------

     OTHER NONCURRENT LIABILITIES:

     Other noncurrent liabilities consisted of the following (in thousands):

                                               Dec. 31, 1996      Dec. 31, 1995
Legal and environmental. . . . . . . . . . .      $    8,477         $    8,568
Post-retirement medical benefits . . . . . .           6,097              5,724
Accrued pension and profit sharing . . . . .           1,721              1,782
Other. . . . . . . . . . . . . . . . . . . .           8,691              4,537
                                                   ----------------------------
                                                   $  24,986          $  20,611
                                                   ----------------------------
                                                   ----------------------------

     INCOME TAXES:

     The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     COMMON STOCK:

     The holder of each share of Class A common stock outstanding is entitled to one vote per share and the holder of each share of Class B common stock outstanding is entitled to 10 votes per share.

     DERIVATIVE FINANCIAL INSTRUMENTS:

     The Company's only involvement with derivative financial instruments, none of which were used for trading purposes, consisted of an interest rate cap agreement and a swap agreement used to hedge against exposure to fluctuations in interest rates on the Company's term loan and revolving credit facility. The interest rate cap agreement and swap agreement were terminated during 1996 and the costs to terminate such agreements were not material. The Company manages exposure to counterparty credit risk by entering into such transactions with major financial institutions that are expected to perform under the terms of such agreements. Costs of such agreements are amortized over the period of the related borrowings and were not material to the Company as of or for the years ended December 31, 1996, 1995 and 1994. In addition, at no time during such periods were such transactions material nor did the Company have a material risk of off-balance sheet accounting loss.

     NET INCOME PER COMMON AND COMMON

     EQUIVALENT SHARE:

     Net income per common and common equivalent share is computed by dividing net income by the weighted average number of shares of common and common stock equivalent shares outstanding during each period. Pursuant to Securities and Exchange Commission rules, common stock issued and common stock options granted within one year immediately preceding the offering date at prices below the proposed offering price have been reflected in the net income per share calculation as if they had been outstanding for all periods presented.

     USE OF ESTIMATES:

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

3.   STOCKHOLDERS' INVESTMENT:

     INITIAL PUBLIC OFFERING OF CLASS A COMMON STOCK:

     On August 14, 1996, the Company completed an initial public offering of 3,795,000 shares of its Class A common stock at $14.50 per share (the "Offering"). The Company received net proceeds of approximately $50 million from the Offering. Net proceeds from the Offering were used to repay certain outstanding indebtedness. Immediately prior to the completion of the Offering, the Company's board of directors and stockholders approved an Amended and Restated Certificate of Incorporation and a recapitalization pursuant to which the outstanding shares of the Company's Class A, B and C common stock were exchanged for 4,998,254 shares in the aggregate of the Company's new Class B common stock (out of a total of 10,000,000 shares of Class B common stock authorized for issuance under the Amended and Restated Certificate of Incorporation). Immediately after the consummation of the recapitalization and the Offering, the Company had outstanding 8,793,254 shares of common stock. In addition, the Company has options outstanding to purchase 32,045 shares of Class B common stock at an exercise price of $1.45 per share. The accompanying consolidated financial statements have been retroactively restated to give effect to the recapitalization as if it had occurred at the beginning of the earliest period presented.

     STOCK OPTION PLAN:

     Prior to consummation of the Offering, the board of directors and stockholders of the Company approved the 1996 Key Employee Stock Option Plan (the "Stock Option Plan"). Certain people who are full-time, salaried employees of the Company are eligible to participate in the Stock Option Plan (an "Employee Participant"). A committee of the board of directors will select the Employee Participants and determine the terms and conditions of the options. The Stock Option Plan provides for the issuance of options to Employee Participants covering up to 600,000 shares of Class A common stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization. Information regarding the Stock Option Plan is as follows:

                                             Shares Under          Exercise
                                                   Option            Prices
---------------------------------------------------------------------------
Outstanding at December 31, 1995 . . . . . .            -      $          -
  Granted. . . . . . . . . . . . . . . . . .      108,134             14.50
  Granted. . . . . . . . . . . . . . . . . .       76,100             20,75
  Granted. . . . . . . . . . . . . . . . . .        3,500             23.50
  Exercised. . . . . . . . . . . . . . . . .            -                 -
  Terminated . . . . . . . . . . . . . . . .            -                 -
Outstanding at December 31, 1996 . . . . . .      187,734      $14.50-23.50
---------------------------------------------------------------------------
Weighted average fair value
  of options granted . . . . . . . . . . . .  $      8.92
---------------------------------------------------------------------------

     As of December 31, 1996, none of the options were vested or exercisable.

     INDEPENDENT DIRECTOR STOCK OPTION PLAN:

     Prior to consummation of the Offering, the board of directors and stockholders of the Company approved the Dura Automotive Systems, Inc. Independent Director Stock Option Plan (the "Director Option Plan") that provides for the issuance of options to Independent Directors, as defined, to acquire up to 100,000 shares of the Company's Class A common stock, subject to certain adjustments reflecting changes in the Company's capitalization. The option exercise price must be at least 100 percent of the fair value of the Class A common stock at the time the option is issued. Such option grants vest six months from the date of grant. As of December 31, 1996, the Company had granted options under the Director Option Plan to acquire 15,000 shares of the Company's Class A Common Stock at an exercise price of $25.50 per share. As of December 31, 1996, no options were exercisable.

     EMPLOYEE STOCK DISCOUNT PURCHASE PLAN:

     Prior to consummation of the Offering, the board of directors and stockholders of the Company approved the Dura Automotive Systems, Inc. Employee Stock Discount Purchase Plan (the "Employee Stock Purchase Plan") which provides for the sale of up to 500,000 shares of the Company's Class A common stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's Class A common stock at the date of purchase, as defined. During the year ended December 31, 1996, no shares of Class A common stock were issued to employees pursuant to this plan.

     STOCK-BASED COMPENSATION PLANS:

     As discussed above, the Company has two stock option plans, the Stock Option Plan and the Director Option Plan, and an Employee Stock Purchase Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net income and pro forma earnings per share would have been as follows (in thousands):


                                               Year Ended        Year Ended

                                            Dec. 31, 1996     Dec. 31, 1995
---------------------------------------------------------------------------
Net income               As Reported           $   10,128        $   10,126
                         Pro Forma             $   10,114        $   10,126

Net income per common
and common               As Reported           $     1.57        $     2.03
equivalent share         Pro Forma             $     1.57        $     2.03

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk free interest rates of 6.1 percent and 6.4 percent; expected life of seven years; expected volatility of 19 percent and 28 percent. No options were granted during 1995.

4.   ACQUISITIONS AND DIVESTITURE:

     On August 31, 1994, Alkin Co. (Alkin), a manufacturer of parking brake cables and levers and light duty cables, transferred certain assets and liabilities to the Company. Alkin received total consideration of approximately $50.5 million, consisting of 2,206,890 shares of Class B common stock and an option to purchase up to 14,420 additional shares of Class B common stock at an exercise price of $1.45 per share with a combined value of approximately $10.5 million and cash consideration, net of assumed indebtedness, of approximately $40 million.

     In August 1996, the Company formed a joint venture with another automotive supplier to participate equally in the acquisition of a 26 percent interest in Pollone, S.A., a manufacturer of automotive components and mechanical assemblies headquartered in SAo Paulo, Brazil, for $5 million. The Company has accounted for its portion of this investment using the cost method of accounting.

     In October 1996, the Company acquired the parking brake business of Rockwell Light Vehicle Systems France S.A. (the French Operations). The aggregate purchase price was approximately $3.75 million. The parking brake business is operated from a facility in St. Die, France. The pro forma effects of this transaction are not material to the Company's results of operations for the years ended December 31, 1996 and 1995.

     In December 1996, the Company acquired all of the outstanding common stock of KPI Automotive Group (KPI) from Sparton Corporation for approximately $78.8 million in cash. KPI manufactures shifter systems, parking brake mechanisms, brake pedals, underbody spare tire carriers and airbag components for the North American automotive industry from facilities in Indiana and Michigan. The acquisition was financed with proceeds from borrowings under the Company's revolving credit facility.

     The acquisitions of Alkin, the French Operations and KPI have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. The assets acquired and liabilities assumed of the French Operations and KPI have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Company does not believe the final allocations of the purchase price will be materially different than the preliminary allocations.

     On April 2, 1995, the Company sold the net assets of its window regulator business to Rockwell International Corporation for approximately $18.0 million in cash, resulting in a pretax gain of approximately $4.2 million. The results of operations of the window regulator business have been included in the accompanying consolidated financial statements through April 2, 1995, the date of divestiture.

     Following are unaudited pro forma results of operations for the years ended December 31, 1996 and 1995 as if the Offering, the acquisition of KPI and the divestiture of the window regulator business had been completed at the beginning of the respective periods (in thousands, except per share data):

                                               Year Ended        Year Ended
                                            Dec. 31, 1996     Dec. 31, 1995

Revenues . . . . . . . . . . . . . . . . .     $  335,144        $  324,882
                                            --------------------------------
                                            --------------------------------
Operating income . . . . . . . . . . . . .     $   22,993        $   22,797
                                            --------------------------------
                                            --------------------------------
Net income . . . . . . . . . . . . . . . .     $   10,963        $    9,763
                                            --------------------------------
                                            --------------------------------
Net income per common

  and common equivalent share. . . . . . .     $     1.24        $     1.11
                                            --------------------------------
                                            --------------------------------

     The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.

5.   DEBT:

     Debt consisted of the following (in thousands):

                                                                        Dec. 31,            Dec. 31,
                                                                            1996                1995
Revolving credit facility, due December 2001,
  interest at the lender's prevailing reference rate, the
  federal funds rate plus 0.50% or LIBOR plus
  1% minus the Eurocurrency Reserve Percentage,
  at the discretion of the Company (6.06% to
  8.25% at December 31, 1996). . . . . . . . . . . . . . . . . .        $ 77,000         $         -
Revolving credit facility, interest at the lender's
  prevailing reference rate plus up to 0.50% or the
  Eurodollar rate plus 0.75% to 1.75% at the
  discretion of the Company (6.81% to 8.5% at
  December 31, 1995), repaid during 1996 . . . . . . . . . . . .               -               9,750
Term loan, principal and interest due in quarterly
  installments through June 2001, interest at the
  lender's prevailing reference rate plus up to 0.50%
  or the Eurodollar rate plus 0.75% to 1.75% at
  the discretion of the Company (6.94% to 8.5%
  at December 31, 1995), repaid during 1996. . . . . . . . . . .               -              37,408
Subordinated promissory notes, payable to
  stockholders, due December 2001, interest due
  semiannually at 6.93%, repaid during 1996. . . . . . . . . . .               -               4,000
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             456                 618
                                                                        ----------------------------

   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          77,456              51,776

Less - current maturities. . . . . . . . . . . . . . . . . . . .             (80)             (5,137)
                                                                        ----------------------------
                                                                        $ 77,376            $ 46,639
                                                                        ----------------------------
                                                                        ----------------------------


     Future maturities of long-term debt as of December 31, 1996 are as follows (in thousands):

1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      80
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            61
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            64
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            69

2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        77,182
                                                                     ---------
                                                                     $  77,456
                                                                     ---------
                                                                     ---------

     The Company's bank credit agreement, as amended, consists of a revolving credit facility with a committed amount of $150 million, is collateralized by substantially all assets of the Company and matures in December 2001. The agreement also provides the Company with the ability to borrow in foreign currencies up to an amount equivalent to $30 million. Prior to the Offering, the Company had a $37.4 million term loan and $4.0 million in subordinated promissory notes payable to stockholders, which were repaid in August 1996 with proceeds from the Offering. The remaining proceeds were used to pay down the revolving credit facility. The bank credit agreement requires the Company to pay a facility fee on the commitment amount of .25 percent and contains various restrictive covenants, which, among other matters, require the Company to maintain certain financial ratios, including minimum liquidity and interest coverage. At December 31, 1996, approximately $43 million of borrowing capacity was available under the bank credit agreement. The bank credit agreement also limits additional indebtedness, investments, rental obligations and cash dividends. The Company was in compliance with all such covenants at December 31, 1996 and 1995. In addition, the Company has outstanding letters of credit in the amount of $1.7 million expiring through October 1997.

6.   INCOME TAXES:

     The provision for income taxes consisted of the following (in thousands):

                              Year Ended          Year Ended          Year Ended
                           Dec. 31, 1996       Dec. 31, 1995       Dec. 31, 1994
Current. . . . . . . . .        $  3,278            $  1,785            $    315
Deferred . . . . . . . .           3,331               5,067               1,507
                                ------------------------------------------------
Total. . . . . . . . . .        $  6,609            $  6,852            $  1,822
                                ------------------------------------------------
                                ------------------------------------------------

     A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows (in thousands):

                              Year Ended          Year Ended          Year Ended
                           Dec. 31, 1996       Dec. 31, 1995       Dec. 31, 1994
Federal provision at
  statutory rates. . . . . . .  $  5,858            $  5,898            $  1,497
Amortization of non-
  deductible goodwill. . . . .       224                 255                 115
State taxes, net of
  federal benefit. . . . . . .       652                 685                 210
Foreign sales corporation. . .
  benefit. . . . . . . . . . .      (192)                  -                   -
Other, net . . . . . . . . . .        67                  14                   -
                                ------------------------------------------------
Total. . . . . . . . . . . . .  $  6,609            $  6,852            $  1,822
                                ------------------------------------------------
                                ------------------------------------------------

     The Company records its deferred income tax assets to the extent that it believes that it is more likely than not that such assets will be realized. As of December 31, 1995, the Company had established a valuation allowance for all of its net deferred income tax assets as their realization was not assured. During 1996, the Company concluded it was more likely than not that such deferred tax assets would be realized. Accordingly, the valuation allowance was eliminated. Due to the difference in the income tax and financial reporting bases of assets acquired and liabilities assumed in the Company's acquisitions, the reversal of the valuation allowance has been reflected as a reduction of goodwill in the accompanying consolidated balance sheet as of December 31, 1996.

     A summary of deferred tax assets (liabilities) is as follows (in thousands):

                                               Dec. 31, 1996    Dec. 31, 1995
Accrued legal and insurance costs. . . . . .        $  5,306        $   5,387
Depreciation and property basis
  differences. . . . . . . . . . . . . . . .          (3,539)          (1,459)
Accrued integration reserves . . . . . . . .           1,332            2,078
Deferred research and development costs. . .          (1,251)            (833)
Postretirement benefit obligations . . . . .           1,247            1,031
Accrued compensation costs . . . . . . . . .             798              868
Inventories. . . . . . . . . . . . . . . . .             307              344
Tax credit carryforwards . . . . . . . . . .               -            1,375
Other reserves and accruals not
  deductible for tax purposes. . . . . . . .           1,867            1,442

Valuation allowance. . . . . . . . . . . . .               -          (10,233)
                                                    -------------------------
Net deferred income taxes. . . . . . . . . .        $  6,067     $          -

                                                    -------------------------
                                                    -------------------------

7.   MAJOR CUSTOMERS:

     The Company sells its products directly to automobile manufacturers. Following is a summary of customers that accounted for more than 5 percent of consolidated revenues for the three years in the period ended December 31, 1996:

                              Year Ended          Year Ended          Year Ended
                           Dec. 31, 1996       Dec. 31, 1995       Dec. 31, 1994
Ford . . . . . . . . . .             49%                 52%                 57%
GM . . . . . . . . . . .             36%                 35%                 29%
Chrysler . . . . . . . .              8%                  6%                  9%

Toyota . . . . . . . . .              5%                  5%                  3%

     As of December 31, 1996 and 1995, receivables from these customers represented 89 percent and 91 percent of total accounts receivable.

8.   MANAGEMENT AGREEMENT:

     Under the terms of a management agreement, which was terminated in August 1996, the Company paid Hidden Creek Industries (HCI), an affiliate of the Company, monthly management fees for certain administrative services. Total management fees of approximately $881,000 for the year ended December 31, 1996, $733,000 for the year ended December 31, 1995 and $500,000 for the year ended December 31, 1994 are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

     In addition, the Company paid fees to HCI of approximately $750,000 in 1996 in connection with the acquisitions and the Offering, $250,000 in 1995 in connection with the divestiture and $500,000 in 1994 in connection with the Alkin acquisition. See Note 4 for discussion of acquisitions and divestiture.

9.   EMPLOYEE BENEFIT PLANS:

     PENSION PLANS:

     The Company sponsors two defined benefit pension plans which cover certain hourly and salaried employees. The Company's policy is to make annual contributions to the plans to fund the normal cost and the unfunded frozen initial liability over 11.5 years. The salaried employee related plan was curtailed during 1996. The Company agreed to provide certain additional benefits to a defined group of individuals who were included in the salaried employee plan under a separate defined contribution plan, and has accrued the present value of such benefits. The net effect of the curtailment and the provision for benefits under the separate defined contribution plan was not material.

     Net pension expense consisted of the following (in thousands):

                                    Year Ended       Year Ended       Year Ended
                                 Dec. 31, 1996    Dec. 31, 1995    Dec. 31, 1994
Service cost-benefits earned
  during the year. . . . . . . . . .   $   236          $   413          $   394
Interest cost on projected
  benefit obligation . . . . . . . .       243              277              242
Return on plan assets. . . . . . . .      (237)            (150)
(116)

Net amortization and deferral. . . .        65               26               26
                                       -----------------------------------------
Net pension expense. . . . . . . . .   $   307          $   566          $   546
                                       -----------------------------------------
                                       -----------------------------------------

     Pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has recorded deferred pension costs of $393,000, $194,000 and $220,000 at December 31, 1996, 1995 and 1994 related to the minimum pension liability, which are classified as other assets in the accompanying consolidated balance sheets.

     The funded status of the Company's plans is as follows (in thousands):

                                               Dec. 31, 1996    Dec. 31, 1995
Actuarial present value of:

  Vested benefit obligation. . . . . . . . .       $   2,825        $   2,164
                                                   --------------------------
  Accumulated benefit obligation . . . . . .       $   3,393        $   2,855
                                                   --------------------------
  Projected benefit obligation . . . . . . .       $   3,393        $   3,987
Plan assets at fair value. . . . . . . . . .           2,732            2,305
                                                   --------------------------
  Projected benefit obligation in
   . . . . . . . . . . .excess of plan assets                             661
1,682
Unrecognized net loss. . . . . . . . . . . .             (31)             (18)
Prior service cost . . . . . . . . . . . . .            (394)            (194)

Adjustment to recognize minimum liability. .             661              312
                                                   --------------------------
  Accrued pension costs. . . . . . . . . . .       $     897        $   1,782
                                                   --------------------------
                                                   --------------------------

     The accumulated and projected benefit obligations were determined using an assumed discount rate of 7.5 percent at December 31, 1996 and 1995. The assumed long-term rate of return on assets was 8.0 percent at December 31, 1996 and 7.5 percent at December 31, 1995. Plan assets consist principally of common stock, fixed income securities and guaranteed investment contracts.

     RETIREMENT SAVINGS PLANS:

     The Company sponsors employee retirement savings plans which allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and/or provide employer contributions based on the Company's performance and other factors. Such employer contributions totaled $1,556,000, $976,000 and $419,000 during fiscal 1996, 1995 and 1994.

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

     The Company has various postretirement medical benefit plans for certain employee groups and has recorded a liability for its estimated obligations under these plans.

     Net periodic postretirement benefit cost is as follows (in thousands):

                                   Year Ended       Year Ended        Year Ended
                                Dec. 31, 1996    Dec. 31, 1995     Dec. 31, 1994

Service cost-benefits earned
  during the year. . . . . . . .       $   84           $   74            $   54
Interest cost on projected
  benefit obligation . . . . . .          558              679               529

Net amortization and deferral. .          127              124                93
                                       -----------------------------------------
Net periodic postretirement
  benefit cost . . . . . . . . .       $  769           $  877            $  676
                                       -----------------------------------------
                                       -----------------------------------------


     The funded status of the Company's plans is as follows (in thousands):

                                               Dec. 31, 1996    Dec. 31, 1995
Accumulated benefit obligation . . . . . . .       $   4,544        $   7,738
Plan assets at fair value. . . . . . . . . .               -                -
                                                   --------------------------
  Projected benefit obligation in excess
    of plan assets . . . . . . . . . . . . .           4,544            7,738
Prior service cost . . . . . . . . . . . . .              97                -
Unrecognized net gain (loss) . . . . . . . .           1,456           (2,014)
                                                   --------------------------
  Accrued postretirement benefits. . . . . .       $   6,097        $   5,724
                                                   --------------------------
                                                   --------------------------

     For measurement purposes, an 8 percent annual rate of increase for the healthcare cost trend was assumed for 1996. The rate was assumed to decrease 1 percent annually to 5 percent at 2001 and remain level thereafter. Increasing the assumed healthcare cost trend assumption by one percentage point would increase the accumulated postretirement benefit obligation by approximately $247,000 and the net periodic postretirement expense by approximately $45,000 for the year ended December 31, 1996.

10.  COMMITMENTS AND CONTINGENCIES:

     ALKIN SERVICE AND SUPPLY AGREEMENTS:

     In connection with the acquisition of Alkin, the Company entered into agreements with Alkin whereby the Company is to receive services related to data processing, payroll and personnel administration, and other administrative matters. Amounts paid under these service agreements were $1,258,000, $1,788,000 and $570,000 for the years ended December 31, 1996, 1995 and 1994. Future minimum commitments under the service agreements are approximately $100,000 in 1997. In addition, the Company and Alkin have mutually agreed to supply each other's operations with certain items necessary for the manufacture of their products. These supply agreements are for periods of up to five years and are at terms which the Company believes are no less favorable than could be obtained from an independent party.

     LEASES:

     The Company leases office and manufacturing space and certain equipment under operating lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Future annual rental commitments at December 31, 1996 under these operating leases are as follows (in thousands):

Year                                                                      Amount
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  1,357
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,121
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       732
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       545
2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       471
Therafter. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,222
                                                                        --------
                                                                        $  5,448
                                                                        --------
                                                                        --------

     PRODUCT WARRANTY:

     In connection with the acquisition of Alkin, the Company agreed to assume the liability for two potential product recalls by a customer, related to two parking brake systems manufactured by Alkin. The customer has agreed to limit the liability of the Company in connection with the potential recalls to $7 million. Based upon claims initiated against the customer and/or Alkin to date and an estimate of claims to be initiated, the Company has established reserves that it believes are adequate to cover any potential future liabilities.

     LITIGATION:

     The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company.

     ENVIRONMENTAL MATTERS:

     Due to the nature of its business, the Company may, from time to time, be exposed to potential liabilities to clean up environmental contaminants. The Company has been named as one of four potentially responsible parties related to groundwater contamination in East Jordan, Michigan, that was in existence at the date of the Company's formation. In addition, the Company has also been named as one of numerous potentially responsible parties related to soil contamination in Toledo, Ohio. The Company has provided reserves which management believes are adequate to cover any exposure related to these matters. In addition, the Company's former owners have agreed to indemnify the Company for any costs in excess of the provided reserves related to the East Jordan, Michigan contamination.

11.  VOFA ACQUISITION:

     On January 10, 1997, the Company acquired all of the outstanding common stock of the VOFA Group (VOFA) for approximately $38 million in cash and assumed indebtedness. The purchase was financed with borrowings under the Company's bank credit agreement. The Company will also make additional payments of up to approximately $6 million if certain operating targets are achieved by VOFA in the first three years following the acquisition. VOFA manufactures shifter cables, brake cables and other light duty cables for the European automotive and industrial markets from facilities in Dusseldorf, Gehren and Daun, Germany and Barcelona, Spain. The acquisition of VOFA will be accounted for as a purchase and, accordingly, VOFA's assets and liabilities will be recorded at fair values as of the acquisition date.

12.  QUARTERLY FINANCIAL DATA

     (UNAUDITED):

     The following is a condensed summary of actual quarterly results of operations for 1996 and 1995 (in thousands except per share amounts):


                                                                      Net Income
                                                                      Per Common
                                                                      and Common
                              Gross      Operating            Net     Equivalent
            Revenues         Profit         Income         Income          Share
1996:
  First   $   59,303       $  7,462      $   3,336     $    1,347       $    .27
  Second      68,054         10,754          6,822          3,607            .72
  Third       57,130          7,120          3,250          1,746            .25
  Fourth      60,842         11,054          5,918          3,428            .39
           ------------------------------------------------------
           $ 245,329       $ 36,390       $ 19,326      $  10,128       $   1.57
           ------------------------------------------------------
           ------------------------------------------------------
1995:
  First   $   80,707      $   9,019      $   5,607     $    2,442      $     .50
  Second      62,159          9,117          5,236          4,984           1.00
  Third       51,426          5,568          1,833            417            .08
  Fourth      59,434          9,748          4,884          2,283            .45
           ------------------------------------------------------
           $ 253,726       $ 33,452       $ 17,560      $  10,126       $   2.03
           ------------------------------------------------------
           ------------------------------------------------------

     The sum of per share amounts for the quarters of 1996 do not equal the total for the year due to the timing of the Offering and its effects on the computation of weighted average number of shares outstanding.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO DURA AUTOMOTIVE SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of Dura Automotive Systems, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dura Automotive Systems, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
January 31, 1997

CORPORATE AND STOCKHOLDER INFORMATION

     STOCKHOLDER SERVICES
DURA AUTOMOTIVE SYSTEMS, INC.
4508 IDS Center
Minneapolis, Minnesota 55402
Ph: 612-342-2311
Fax: 612-332-2012


     INDEPENDENT PUBLIC ACCOUNTANTS
ARTHUR ANDERSEN LLP
Minneapolis, Minnesota


     GENERAL COUNSEL
KIRKLAND & ELLIS
Chicago, Illinois


     PUBLIC RELATIONS COUNSEL
PADILLA SPEER BEARDSLEY INC.
Minneapolis, Minnesota


     REGISTRAR AND TRANSFER AGENT
FIRSTAR TRUST COMPANY
Milwaukee, Wisconsin
800-508-2623


     ANNUAL MEETING
The annual meeting of stockholders will be held on Wednesday, May 14, 1997 at 1 p.m., Eastern time, at Dura Automotive Systems, Inc., 2791 Research Drive, Rochester Hills, Michigan.


     FORM 10-K
Copies of the Form 10-K, filed with the Securities and Exchange Commission, are available upon request from Stockholder Services, Dura Automotive Systems, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.


     STOCK INFORMATION
Dura Automotive Systems, Inc.'s Common Stock has traded on the Nasdaq National Market under the symbol DRRA since August 14, 1996. The following stock prices were obtained from Nasdaq reports:


DRRA Stock Price by Quarter

1996                                                Low                High

Fourth Quarter . . . . . . . . . . . . . . .     18 3/4              27 3/4
Third Quarter. . . . . . . . . . . . . . . .     17                  19 3/4

[LOGO]    DURA AUTOMOTIVE SYSTEMS, INC.





OPERATING HEADQUARTERS

DURA AUTOMOTIVE SYSTEMS, INC.
2791 RESEARCH DRIVE
ROCHESTER HILLS, MI 48309-3575
PH: 810-299-7500
FAX: 810-299-7501



CORPORATE HEADQUARTERS

DURA AUTOMOTIVE SYSTEMS, INC.
4508 IDS CENTER
MINNEAPOLIS, MN 55402
PH: 612-342-2311
FAX: 612-332-2012